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FILE NO. 82-4740

September 27, 2002

02 SEP 30 AM 10: 18

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

        In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of (i) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of September 13, 2002, (ii) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of September 20, 2002, and (iii) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of September 20, 2002.

These documents are being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei Kiyashko

Enclosure

cc: S. Wrottesley
             JP Morgan

             A. Litvinov
             JSC Electrosvyaz (Rostov Region)

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action):   *September 13, 2002*
Code of the fact (event, action):   *0200191A13092002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.3706% of the charter capital
after the changes: 2.3188% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: September 13, 2002.

Deputy General Director
for Finance and Economic Policy   /s/   G.K. Borisova
                      [Seal]

I

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action):   *September 20, 2002*
Code of the fact (event, action):   *0200191A20092002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.3188% of the charter capital
after the changes: 2.2878% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred:
September 20, 2002.

Deputy General Director   /s/   G.K. Borisova
                             [Seal]

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *September 20, 2002*
Code of the fact (event, action): *0300191A20092002*

Full official name: Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1ˢᵗ Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 9.9520% of the charter capital
after the changes: 10.0038% of the charter capital

The date when the changes in the interest in the Charter Capital occurred:
September 20, 2002.

Deputy General Director   /s/   G.K. Borisova